Vedior
where people matter

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
ABN AMRO 49.72.33.517
Trade Reg. Amsterdam 33292225
VAT number: 0064.70.130.B37
IBAN number: NL11ABNA0497233517
BIC code: ABNANL2A

Amsterdam, 19 July 2007
Re: Vedior acquires US enigineering and technical recruitment specialist

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

SUPPL

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

8/13

enclosure

Amsterdam, The Netherlands

Vedior acquires US engineering and technical recruitment specialist

For release at 8.30am on 19 July 2007

Vedior is pleased to announce that it has acquired Think Resources Inc. ("Think" or "the Company"), a provider of engineering and technical professionals in the US.

Based in Norcross, Georgia, Think specialises in the supply of temporary personnel and permanent placement primarily in the petrochemical, power generation and engineering sectors.

The US market for engineering and project services in the power, energy and heavy industrial sectors is growing and increasing skills shortages are anticipated. In 2005, the US Congress passed the Energy Policy Act in order to address supply problems and long standing under-investment within the energy sector. The Department of Labor projects that jobs requiring science, engineering and technical training will increase 51% from 1998 to 2008 and current data indicates that this growth is occurring.

Zach Miles, Vedior's Chief Executive said, "*The energy industry has faced two decades of boom and bust which have led to some of the industry's best prospects finding work in more stable sectors. Some energy analysts predict that their industry is in danger of running out of employees faster than it runs out of oil or gas. Think has a leading presence in what is now a very high demand sector and we look forward to supporting them as they grow their business.*"

Think sees additional opportunities to take advantage of strong demand for its services in the US by leveraging Vedior's international recruitment expertise. Vedior already has a strong presence within the engineering/technical recruitment sector with operations in Argentina, Australia, Belgium, Canada, Eire, France, Germany, India, Netherlands, New Zealand, Middle East, Portugal, Singapore, South Africa, Switzerland and the UK. As one of the Group's fastest growing industry sectors, Vedior's annual 2006 sales from engineering/technical recruitment amounted to €463 million.

Greg Netland, member of Vedior's Board of Management and zone manager for North America said, "*Vedior's presence in engineering/technical recruitment has been developing strongly in recent years. The addition of Think to our network means that Vedior now has a stronger US footprint within this fast growing sector and contributes to the Group's strategy of diversifying our presence within professional/executive recruitment.*"

Think has a particularly strong internet presence through high profile websites such as www.thinkenergygroup.com, www.thinkjobs.com, powerplantjobs.com, energyjobsearch.com, resumelogic.com and thinksource.com. According to ranking.com, an independent assessor of website popularity, Think ranks third among recruiting and placement providers, a notable performance given their niche focus.

For the twelve months up to 31 December 2006, Think achieved (audited) sales of $46.5 million (€37.0 million).

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. We also have a significant global network providing administrative/secretarial and light industrial recruitment.

For further information, please contact:
Zach Miles, Chief Executive +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary

END